UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

# Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 7 September 2012

# Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X          Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes          No X

Harmony Gold Mining Company Ltd
Incorporated in the Republic of South Africa
Registration number: 1950/038232/06
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE000015228


DEALINGS IN SECURITIES BY A DIRECTOR


| | |
|---|---|
| Name of director: | K Dicks |
| Company: | Harmony Gold Mining Company Limited |
| Nature of transaction: | On market purchase of ordinary shares |
| Date: | 5 September 2012 |
| Class of Securities: | Ordinary Shares |
| Purchase price per share: | R 68.85 |
| Ordinary shares purchased: | 12 500 |
| Total Value of purchase | R 860 625.00 |
| Nature and extent of directors interest: | Direct beneficial |


Prior clearance was obtained in respect of the above dealing by the director.


For more details contact:
Henrika Basterfield
On +27 (0)82 759 1775

Johannesburg, South Africa
7 September 2012

Sponsor:
J P Morgan Equities Limited

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 7, 2012

Harmony Gold Mining Company Limited

By:     /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director